FOR IMMEDIATE RELEASE
November 19, 1996

                       Media Contact: Robert Fort
                       (757) 629-2714 or
                       (757) 463-3276


NORFOLK SOUTHERN TO APPEAL DECISION
IN EFFORT TO BLOCK CSX OFFER FOR CONRAIL

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today issued the following statement in response to the decision by U.S. District Judge Donald W. VanArtsdalen in Philadelphia denying Norfolk Southern's request for a preliminary injunction against CSX's tender offer for Conrail shares:

           "Norfolk Southern will appeal the ruling to the Third Circuit Court of Appeals in Philadelphia. The District Court's decision will not lessen our commitment to providing Conrail shareholders with the opportunity to receive promptly $110 per share in cash for all of their shares.

           "We continue to believe that Conrail and CSX are subverting the intent of Pennsylvania law by preventing Conrail shareholders from even considering Norfolk Southern's clearly superior offer -- an offer worth at least $15 more per share than the proposed CSX-Conrail deal.

           "Throughout two days of testimony before the District Court, there was no dispute that Norfolk Southern's offer was financially superior to CSX's. Besides being better for shareholders, a Norfolk Southern-Conrail combination will be better for other constituents whose interests are affected -- better for employees, for shippers, for suppliers and for communities."

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